Exhibit 99.2

2009
CORPORATE
RESPONSIBILITY
REPORT

safe, profitable growth

TALISMAN ENERGY

ABOUT OUR REPORT

The report demonstrates our ongoing commitment to transparent reporting to our stakeholders about health, safety, the environment and our people.

Our licence to operate comes from acting responsibly, working with the communities in which we operate, conducting safe operations and minimizing our impact on the environment. Talisman’s commitment to corporate responsibility enables us to operate successfully and with local support in 14 countries around the globe.

As Talisman’s business strategy has progressed, we recognized the need for a more strategic approach to address the increasing complexity of risks and stakeholder expectations across the portfolio. In 2009, we took steps to strengthen our global corporate responsibility strategy and teams. An integrated corporate responsibility approach provides Talisman with a direct line of sight to the above-ground risks in the areas where we operate. Talisman understands that identifying, understanding and mitigating these risks is critical to operating responsibly and ensuring we achieve the company’s business goals.

This year, we have produced a shorter report to tell our story clearly and concisely. There is more emphasis on quantifiable targets and the development of company-wide standards as we strive for continuous process improvement, a trend that will continue in the years to come. Some information, such as our Key Performance Indicators (KPI), is no longer part of this report, but available on Talisman’s website. As always, we welcome your feedback. Comments and questions can be sent to tlm@talisman-energy.com.

Information in this report refers to Talisman and its wholly owned subsidiaries operating around the world for the period January 1 to December 31, 2009. The report has been prepared in accordance with the Global Reporting Initiatives (GRI) G3 Sustainability Reporting Guidelines, Application Level A+. Talisman’s last report was published in April 2009 and the next report is scheduled for publication in April 2011. Our KPIs can be found at www.talisman-energy.com and have been reviewed by an independent third party, Ernst & Young LLP.

Copies of Talisman’s Corporate Responsibility Report and other annual documents can be obtained through our website at www.talisman-energy.com.

Please refer to the advisories on our website at www.talisman-energy.com. Unless otherwise indicated, figures are reported in metric units and all financial information is reported in Canadian dollars (C$). Unless the context indicates otherwise, reference in this Corporate Responsibility Report to “Talisman” or the “company” is intended to include, for reporting purposes only, the direct or indirect subsidiaries of Talisman Energy Inc. and partnership interests held by Talisman Energy Inc. and its subsidiaries. Such use of “Talisman” or the “company” to refer to these other legal entities and partnership interests does not constitute a waiver by Talisman Energy Inc., such entity or partner of their separate legal status, for any purpose. References to production, acreage and drilling are gross (before royalty) numbers unless otherwise indicated. Talisman defines its stakeholders as its employees, shareholders, suppliers, service providers, communities, indigenous groups, investors, debtholders, governments, regulators and non-governmental organizations (NGOs) affected by, or that can affect, the company’s operations.

01	Highlights	12	Environment
02	President’s Message	14	Community Relations
05	Talisman Values	16	International Initiatives
06	2010 Performance Targets	17	Our People
07	Governance	19	Corporate Information
08	Health, Safety, Security, Environment and Operational Integrity	20	Forward-looking Information

ABOUT OUR COMPANY

Talisman Energy Inc. is a global, upstream oil and gas company with the purpose of safe, profitable growth.

Talisman has a diversified, global portfolio of oil and natural gas assets. The company produced 425,000 boe/d in 2009, approximately 50% oil and liquids and 50% natural gas. The three main elements of the company’s business strategy are to establish safe, long-term profitable growth, reposition the international exploration portfolio for renewal and focus the portfolio to generate cash for reinvestment.

Talisman has three main operating areas: North America, the North Sea and Southeast Asia, and pursues high impact international exploration opportunities. Each area has a defined role in Talisman’s strategy.

Talisman is committed to conducting its business safely, in an ethically, socially and environmentally responsible manner. The company is a participant in the United Nations Global Compact (UNGC) and is also included in the Dow Jones Sustainability (North America) Index. Talisman is the first Canadian company to join the Voluntary Principles on Security and Human Rights Plenary Group.

Talisman was established in 1992 and is headquartered in Calgary, Alberta, Canada. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Talisman is also part of the S&P/TSX 60 Index. At year-end 2009, the company’s market capital was more than $20 billion, with 1,019 million shares outstanding.

NORTH AMERICA

In North America, Talisman’s objective is to become a leading, returns focused, shale gas producer. In 2009, Talisman reorganized its North American operations into two distinct businesses, shale and conventional, and announced the acceleration of its shale programs in North America.

NORTH SEA

The plan for the North Sea is to establish the region as a stable, cash generating business through the medium term. Talisman’s North Sea operations are focused on offshore exploration and development activities in the United Kingdom (UK) and Norway. Talisman is the leading independent operator in the UK and Norway.

SOUTHEAST ASIA

Southeast Asia is expected to continue as a growth area, with new projects coming onstream over the medium term and the region has significant exploration upside. The company operates in Indonesia, Malaysia, Vietnam, Australia, and Papua New Guinea.

INTERNATIONAL EXPLORATION

Talisman has developed an international exploration strategy, which it believes will contribute to the renewal of the company through the discovery of significant new prospects and plays. The company defines significant as having the potential to produce 30,000 – 50,000 boe/d or more. In addition, the exploration program will support existing areas.

* December 31, 2009

HIGHLIGHTS

•   Safe operations remain Talisman’s top priority. In 2009, our Lost Time Injury Frequency (LTIF) was reduced by approximately 40% over 2008 to 1.08 per million exposure hours. Talisman’s objective is to be a consistent top quartile performer when compared to our peers.

•   Talisman will implement three new Health, Safety, Security, Environment and Operational Integrity (HSSE/OI) global standards in 2010: Leadership and Commitment, Safety Culture, and Contractor HSE Management.

•   Talisman remains focused on water management and protection of fresh water resources. In our shale operations, Talisman actively encourages suppliers to use environmentally friendly additives, and the company supports full disclosure of additives used in fracturing (frac) fluids by its suppliers.

•   Talisman believes that local communities should benefit from our operations. Through our community investment program, Talisman funded approximately $6.3 million in community initiatives worldwide, focused on education, health and wellness, environment, arts and culture.

•   The Kurdistan Regional Government (KRG) has dedicated $200 million of Talisman’s capacity payments to fund infrastructure and capacity building projects in Talisman’s area of operations. Talisman participates on the committee that manage this investment.

•   To foster leadership and groom leaders of tomorrow, Talisman launched leadership development programs that provide opportunities for participants to enhance their business acumen and leadership skills and work in other disciplines and geographies within the company.

02

TALISMAN ENERGY 2009 CORPORATE RESPONSIBILITY REPORT

PRESIDENT’S MESSAGE

Welcome to Talisman Energy’s 10th Corporate Responsibility report.

This year we have changed the format of the report, which we have made shorter and more readable, printing fewer copies and putting more information on our website. You will also see the inclusion of more targets in this report, signaling our intent to move to more quantitative commitments for our performance moving forward.

The major story for most of our stakeholders in 2009 was the financial crisis, which overtook the global economy at the end of 2008. Although the crisis appears to be over, sustained economic recovery will require increased consumer confidence in the developed economies, but the steps taken to date have had a stabilizing effect and we can look forward with cautious optimism.

While the world has been preoccupied with the financial crisis, some of the concerns around energy provision to secure sustainable growth have abated, at least temporarily. But the issues have not gone away and soon the question of how to meet increasing energy demand in a sustainable and affordable manner will be back as a priority. Hydrocarbons will be a significant part of the energy equation for many years to come and energy companies, such as Talisman, must strive to be a part of the solution by continually improving how we go about our business. This report gives some perspectives on our approach to that.

We produce oil and natural gas, with increasing amounts of our gas production coming from shale in North America. The shale gas revolution has the potential to provide substantial amounts of secure, clean energy to North America and possibly elsewhere in the world. As such, part of our strategy is to help communicate the benefits of these new gas supplies and ensure that gas can play its part as a transition fuel to a lower carbon, more sustainable future. The abundant supplies of gas, which are being unlocked through new technologies, can ensure low cost, clean and affordable energy for decades to come.

The growth of shale gas supplies has happened relatively recently and, as a result, policy structures in North America are not yet fully aligned to maximizing the economic and environmental benefits from shale gas drilling and production, although steps are being taken relatively quickly. Public concerns must be addressed openly and our activities must be undertaken transparently in order to earn trust and to maximize this opportunity to secure a lower carbon energy future.

03

TALISMAN ENERGY 2009 CORPORATE RESPONSIBILITY REPORT

At Talisman, we strive to make corporate responsibility a central part of how we do business. It begins with ensuring a safe working environment for our workforce and developing our employees to their maximum potential. It also includes how we interact with the communities where we operate to ensure they benefit from our presence and how we minimize the impact of our operations on the environment. And it includes ensuring our business is conducted with the highest possible standards of ethics and integrity.

We set safe operations as the first priority at Talisman. We have made significant progress and, notably, last year we achieved a greater than 40% reduction in lost-time injury frequency. Our objective is to improve this by a further 30% in 2010, with no fatalities in our operations, toward becoming a top-quartile performer as measured against our peers.

We are implementing the building blocks needed to deliver improved safety performance in the years to come. This report highlights a number of steps we’ve taken, including adding safety as a core value and improving our training, processes and reporting. We have a multi-year program to implement global standards across our operations, covering personal safety, operational integrity and environmental management, which will build on progress made in 2009.

We are also improving our human resources processes to maximize the potential of our workforce. We need to continue to attract and retain a talented, diverse workforce who are proud of where they work and believe in our values. Over the past year, we delivered a series of more robust, global human resources programs including employee and leader development training and an enhanced long-term incentive program that directly links employee rewards to the achievement of our strategy.

We strive to build strong relationships and be a welcome member of the communities where we work. Part of this is respecting the environment in which they live, as well as their cultures and traditions.

In Peru, for example, we are drilling in the Amazon. In order to minimize our impact on the ground, we brought the bulk of the equipment up river in double hulled barges, bringing in additional supplies by helicopter. Care was also taken to identify and replant local vegetation disturbed in our operations, using local community members.

We have active programs to ensure we can deliver benefits to local communities, whether it be providing jobs and business opportunities to First Nations in British Columbia, or working with the regional government in the Kurdistan region of northern Iraq to use capacity building payments to help communities in our area of operations. Talisman contributed over $6 million to community initiatives in 2009.

John A. Manzoni, President and Chief Executive Officer

Community involvement isn’t just needed in remote places. In our North Sea operations in the UK and Norway, we have made long-term investments in community education and health initiatives, including a safety program for people with disabilities. In Southeast Asia, we support community health projects such as Operation Smile, to help newborn babies through free facial reconstruction surgery, and we are investing in tomorrow’s workforce through scholarships.

04

TALISMAN ENERGY 2009 CORPORATE RESPONSIBILITY REPORT

A concern among residents and communities close to shale gas operations is the use of water. This ranges from the proper use, treatment and disposal of water used in the operations, to a concern that the hydraulic fracturing operation, which is critical to enable recovery of gas from the rocks, might compromise or contaminate drinking water supplies.

Talisman is active in several shale plays, with the furthest advanced being the Marcellus in upstate Pennsylvania. We are confident that wells can be drilled in the deeper Marcellus formation with no impact on drinking water supplies. Frac fluids consist of 99.5% water and sand and are injected thousands of feet below aquifers; however, we realize that we need to earn the trust and respect of the communities where we operate. To that end, we are being proactive in encouraging transparency and full disclosure in reporting the composition of the fluids used.

In addition, one of our goals is to maximize water recycling to minimize the use of fresh water and the disposal of flow back water.

I am confident our business strategy is working and that Talisman has an exciting future. We are moving quickly towards becoming a leading, returns-focused shale producer in North America. We are creating an exciting exploration portfolio. And we have a diverse set of assets that are generating cash or generating growth. Underpinning this is a very strong balance sheet with lots of financial flexibility.

We will continue to deliver this strategy safely, mindful of the environment, and with the support of the communities where we operate. Throughout this report you will see examples of what we achieved last year and what we plan to achieve this year.

Talisman’s 2009 Corporate Responsibility Report has been prepared in accordance with the Global Reporting Initiative’s G3 Sustainability Reporting Guidelines, Application Level A+. Talisman supports the United Nations Global Compact (UNGC) and has integrated the UNGC’s Principles into the company’s strategy. Illustration of these indicators and principles are identified on our website at www.talisman-energy.com.

John A. Manzoni President and Chief Executive Officer Talisman Energy Inc.

March 8, 2010

OUR VALUES: safety. passion. results. respect. excellence. teamwork. honest communication.

05

TALISMAN ENERGY 2009 CORPORATE RESPONSIBILITY REPORT

TALISMAN VALUES

Talisman’s values have contributed to our success over the years and holding ourselves and others accountable for demonstrating these values will ensure our continued success.

Talisman was built on a foundation of strong values. These values reflect what we stand for as an organization and guide employees’ internal and external conduct.

In 2009, safety was added as a core value and we relaunched our seven values to every employee, in every part of our company. Our values are widely communicated throughout the year in multiple languages, through articles, posters and through our employee intranet, and are included in new hire orientations.

Our values guide our decision making, are part of employee performance reviews and help hold us accountable for our day-to-day actions. We talk about our values in everyday conversations and in larger forums, at senior leader meetings and employee Town Halls. In this way, we deepen our understanding of what it means to truly live our values.

OUR VALUES

safety: our goal is to create working conditions where we cause no harm to people passion: we inspire others by the passion we demonstrate for our work results: we have a bias for results and take initiative to get things done efficiently, creating value for our shareholders respect: we take time to consider and appreciate other people’s points of view and treat the environment with respect excellence: we strive for excellence in what we do and how we do it teamwork: by working effectively together we can deliver results far beyond our individual capabilities honest communication: we show courage to speak honestly and support others to do the same

06

TALISMAN ENERGY 2009 CORPORATE RESPONSIBILITY REPORT

2010 PERFORMANCE TARGETS

This year, we are setting a number of quantifiable targets to measure performance to drive real improvement going forward. In 2010, we will develop more company-wide standards that will enable us to better monitor our performance and set more targets over time.

HSSE/OI

Targets
• Operationalize 2009 global standards
• Develop and introduce three additional global standards
Details

• To support Talisman’s global HSE Policy, we will introduce 20+ global standards over the next four years. In 2010, we will implement the global standards developed in 2009, Leadership and Commitment, Safety Culture, and Contractor HSE Management, and begin to develop new global standards: Process Safety, Risk Management, Crisis Management and Assurance.

SAFETY

Targets
• Achieve a 30% reduction in LTIF from 1.08 per million exposure hours and no fatalities
• Reduce Unintentional Hydrocarbon Releases (UHRs) by 20%
• Achieve a zero backlog of Overdue Safety Critical Repairs
Details
• In 2009, Talisman reduced LTIF by approximately 40%; in 2010 our goal is to improve it by a further 30%.

ENVIRONMENT

Targets
• Reduce the number of spills by 20% from 157 in 2009
Details
• We continue to strive to lessen our environmental footprint in 2010 by reducing the number of spills by 20%.

COMMUNITY RELATIONS

Targets
• Contribute $7.5 million to communities in 2010, up from approximately $6.3 million in 2009
• Develop global community relations policy
Details
• Talisman will develop a global community relations policy to ensure it is current and consistent with best practice.

PEOPLE

Targets
• 100% completion of 360-degree feedback reviews for all managers
• 70% response rate for employee survey
Details

• Talisman will continue to extend the 360-degree feedback review to senior leaders. 360-degree feedback is a review process where employees provide feedback on executives and senior leaders in order to improve performance of the leadership team.

07

TALISMAN ENERGY 2009 CORPORATE RESPONSIBILITY REPORT

GOVERNANCE

Talisman believes good corporate governance contributes to the creation of long-term value for our stakeholders. Talisman’s Board of Directors (Board) oversees the conduct of the business and management, which, in turn, develops our long-term strategy and conducts our day-to-day business. Our Board ensures systems are in place to manage the risks and sets the outlook and direction of the company toward environmental, health and safety policies, regulatory compliance and financial practices and reporting.

With the exception of the President and Chief Executive Officer, Talisman’s Board members and the majority of its committees are independent.

Effective corporate governance starts with leadership from the top and our Health, Safety, Environment and Corporate Responsibility (HSECR) Committee of the Board is responsible for overseeing our HSE initiatives, policies and systems.

Governance of Talisman’s corporate responsibility program is guided by our Policy on Business Conduct and Ethics (PBCE) and our commitment to international standards such as the UNGC, Extractive Industries Transparency Initiative (EITI) and the Voluntary Principles on Security and Human Rights Plenary (Voluntary Principles).

Policy on Business Conduct and Ethics

Talisman’s Policy on Business Conduct and Ethics (PBCE) sets out clear expectations for business conduct and is designed to guide employees, officers and directors in determining ethical business conduct. All employees and contractors are required to read the PBCE, understand how it relates to their specific business dealings and, on completion of an annual online Ethics Awareness training course, are required to sign a compliance certificate. A copy of the PBCE and supporting policies are available at www.talisman-energy.com.

INTEGRITY MATTERS

In 2009, Talisman introduced an expanded program to accept inquiries or complaints regarding ethics matters and other areas of concern, such as human resources or workplace practices. The independently managed hotline seeks to ease reporting of possible breaches of business conduct for investigation and quick response by the company.

08

TALISMAN ENERGY 2009 CORPORATE RESPONSIBILITY REPORT

HEALTH, SAFETY, SECURITY, ENVIRONMENT AND OPERATIONAL INTEGRITY

In 2009, we focused on building a global HSSE/OI management system to drive continuous improvement.

Talisman has brought accountability for Health, Safety, Security, Environment and Operational Integrity into one department, which we abbreviate as (HSSE/OI). Our model has five building blocks: to improve the assessment and mitigation of risk in all aspects of our business; embed accountability for HSSE/OI delivery in the operating line; work to one global management system, measure, manage and motivate performance and build capability; and increase the competency of all employees.

Risk
Mitigate risk

Analyze probability, consequences
of threats, benefits

Accountability
HSSE/OI in the business

Right person, right place

One System
One global system that drives
continuous improvement

Talisman way of operating

Performance
Measure, manage, monitor for
continuous improvement

Meaningful KPIs to drive
operational excellence

Capability
Build competencies

Education + experience + exposure = competence

The development and evolution of the system is based on an understanding of risks, which allows us to prioritize the development of standards that are tailored to the needs of the company’s global business.

09

TALISMAN ENERGY 2009 CORPORATE RESPONSIBILITY REPORT

Global Health, Safety and Environment Policy

Our goal is to create a working environment such that we cause no harm to people and where we minimize our impact on the environment.

To achieve this, we will:
• always comply with the law, or Talisman standards, whichever are higher;
• operate our business to ensure proactive risk mitigation and continuous improvement;
• set goals and targets and measure performance against them;
• hold ourselves and our contractors accountable to meet Talisman standards; and
• communicate openly with those who may be affected by our activities.

Global HSSE/OI Management System

Talisman’s HSSE/OI management system supports the Global HSE Policy and ensures it is effectively implemented. The HSSE/OI management system is a suite of 12 principles and more than 20 standards that will establish common expectations and processes for how we will approach and manage HSSE/OI risks. The standards will be developed and implemented over the next four years. Implementation of the management system will allow us to better understand and improve global performance, manage HSSE/OI risks, and standardize expectations of all employees and contractors. It will also set clear accountabilities for delivery.

HSSE/OI Global Standards

Talisman began by implementing two global standards in 2008: Global Key Performance Indicator (KPI) Periodic Reporting and Incident Reporting, Investigation and Analysis. Through the creation of the KPI Periodic Reporting standard, we identified the KPIs critical to measuring Talisman’s performance and prioritized development of the HSSE/OI global standards. Incident Reporting, Investigation and Analysis created a consistent system to report incidents (health, safety and environment) quickly and accurately and a common process to investigate incidents in order to learn and drive improvement.

In 2009, three new global standards were developed and will be implemented in 2010: Leadership and Commitment, Safety Culture and Contractor HSE Management.

TALISMAN ENERGY 2009 CORPORATE RESPONSIBILITY REPORT

PERSONAL SAFETY

“If operational results and safety ever come into conflict, we all have a responsibility to choose safety first. Talisman will always support that choice.”

John A. Manzoni, President and Chief Executive Officer

At Talisman, safety is a core value and our objective is to be a consistent top-quartile performer when compared to our peers. In 2009, we saw a significant improvement in our safety record as a result of our safety initiatives.

Seismic activity in the Kurdistan
region of northern Iraq
In 2009, Talisman completed
seismic acquisition operations
for Block K39, which presented
a unique set of challenges,
such as personnel security from
land mines and unexploded
ordnance and an untrained
local workforce. Talisman hired
and trained more than 400
local workers to safely conduct
seismic operations. The project
was successfully completed,
with no lost time incidents.

2009 Global Safety Performance

A key performance measure of personal safety is LTIF, which measures the number of incidents resulting in time away from work per one million hours worked. In 2009, Talisman’s LTIF was 1.08 per million exposure hours, approximately 40% below 2008. The reduction is a result of a more focused and integrated approach to managing safety and proactive regional initiatives and programs.

Although we have made good progress, more work is required in order to achieve top-quartile performance. Talisman’s 2010 target is to further reduce LTIF by 30%, and we are confident we can achieve this by strengthening and promoting our safety culture and continuing to implement company-wide standards.

Safety Culture

Crucial to delivering personal safety is building an entrenched safety culture where risks are proactively mitigated and employees take personal responsibility for their own safety and the safety of others. A company’s safety culture is driven by a strong and visible commitment by senior management, which is reinforced by supervisor, peer and personal safety expectations, as well as having clear rules and procedures that are consistently followed.

To support and endorse Talisman’s safety culture, in 2009 company leaders established the 10 Golden Rules for Safe Operations. The Golden Rules are designed to help prevent fatalities, major personal injuries and incidents, for every employee and contractor. The Golden Rules, to be rolled out in 2010, will serve as a simple, yet powerful, reminder of the unwavering behaviours that are critical to keeping Talisman employees and contractors safe.

Golden Rules for Safe Operations

Talisman’s Golden Rules for Safe Operations will be rolled out across the company in 2010:

• Prevent Oil, Gas and Chemical Leaks

• Do a Risk Assessment

• Get a Permit to Work

• Isolate Energy Sources

• Conduct Safe Lifting Operations

• Control Entry to Confined Spaces

• Work Safely at Height

• Prevent Dropped Objects

• Operate Vehicles Safely

• Control Ground Disturbance

TALISMAN ENERGY 2009 CORPORATE RESPONSIBILITY REPORT

In Peru, Talisman’s operations team at Block 64 reached a major safety milestone in October 2009 – 1,000,000 man-hours without a lost time incident.

PROCESS SAFETY AND OPERATIONAL INTEGRITY

Leadership and Commitment, and Contractor HSE Management

As part of Talisman’s growing safety culture, we developed a Global Leadership and Commitment Standard, which outlines a set of expectations for all Talisman management. Leaders are expected to be visible and to lead by example and compensation for executives and managers is tied to improved safety performance. Talisman also expects its contractors, partners and suppliers to adhere to HSSE/OI requirements and has created a global standard for Contractor HSE Management. The Global Contractor HSE Management Standard will provide a benchmark for Talisman to select and manage business partners and exercise greater control in managing HSSE/OI risks.

Process safety and operational integrity provide a disciplined framework for managing the integrity of hazardous operating systems and processes by applying good design principles and robust engineering, operating and maintenance practices. This framework is intended to prevent incidents such as the release of hydrocarbons, energy or other dangerous materials and the escalation of these incidents. While these types of incidents typically occur infrequently, they can have significant impacts on people, the environment and property and equipment.

The key to effective process safety is to understand and mitigate risks associated with equipment and processes. Talisman had a number of process safety incidents in 2009. Although no one was injured, each incident is being carefully investigated and lessons learned will be applied across our operations.

As part of a long-term commitment, Talisman has identified process safety as a high-priority area in 2010.

Safety Critical Elements

GLOBAL LOST TIME INJURY FREQUENCY per one million exposure hours

Talisman’s process safety management systems manage and mitigate the risk of critical incidents by developing a systematic series of barriers or “layers of defence”. These barriers are known as Safety Critical Elements (SCE).

In 2009, Talisman’s global HSSE/OI team developed a consistent global definition for SCE to effectively prioritize and track SCE maintenance and inspection. This was an important step in establishing performance targets to ensure equipment, which is deemed to be a safety barrier, is inspected and maintained to plan.

NUMBER OF UNINTENTIONAL HYDROCARBON RELEASES	Process Safety and Operational Integrity Performance Indicators

Talisman measures success of process safety and operational integrity management through a number of performance indicators, including Unintentional Hydrocarbon Releases (UHR) and the number of overdue repairs on SCE. For 2010, Talisman has committed to reducing global UHRs by 20% and achieving a zero backlog of Overdue Safety Critical Repairs.

TALISMAN ENERGY 2009 CORPORATE RESPONSIBILITY REPORT

ENVIRONMENT

“Talisman encourages its suppliers to use environmentally friendly additives and supports the full disclosure of additives used in frac fluids.”

Paul Smith, Executive Vice President, North American Operations

Talisman is committed to minimizing the impact of our operations on the environment and recognizes that environmental planning and management are essential to the success of our global operations.

GLOBAL CO2
EQUIVALENT EMISSIONS
million tonnes

Includes direct and indirect emissions

GLOBAL SPILLS

2009 GLOBAL PRODUCTION
CARBON INTENSITY

CO2 equivalent emissions (tonnes)/
gross operated production (boe)

• • •  Talisman’s Global Average

Includes direct and indirect emissions

In 2009, we initiated the development of a Global Environmental Management Standard and created a global environment team to improve performance by sharing best practices and learnings among regions. The implementation of our Global KPI Periodic Reporting Standard has improved the consistency of environmental data, allowing the company to better track, monitor, understand and improve environmental performance.

Reducing Spills

The number of spills is a key indicator of Talisman’s environmental performance. In 2009, the company globally had 157 spills greater than one-half barrel in volume. In 2010, we have set a target to reduce the number of spills by 20% over 2009. To achieve this, we will increase our efforts on training and awareness and focus on regional data analyses and implementation of area-specific spill prevention programs.

Climate Change

In 2009, Talisman began work on climate change management, which will be a part of the Global Environmental Standard. This will formalize how to manage greenhouse gas emissions (GHG) and regulatory compliance in our different jurisdictions. Talisman formed a global climate change team to evaluate how to integrate emissions management and energy efficiency expectations into the business and each region.

Talisman’s 2009 global GHG emissions increased by 16% and global production carbon intensity increased 26% over 2008 levels. This upward trend is primarily due to increased venting and flaring at the Talisman operated PM-3 CAA Block in Malaysia/Vietnam. The company continues to evaluate economically viable options to reduce GHG emissions from these fields.

Talisman continues to look for opportunities to improve efficiency, conserve energy and reduce emissions on a project-by-project basis. Below are examples of three such projects:

Bigstone Waste Heat Recovery Unit

In 2009, Talisman introduced a Waste Heat Recovery Unit (WHRU) at its Bigstone Plant in Alberta. The WHRU was designed to transfer waste heat produced by gas turbine compressors and use it to heat liquids required to process gas. On average, the fuel gas savings from the WHRU are expected to be 300,000 cubic feet per day, a 15% reduction, and the project will reduce CO2 emissions by about 5,900 tonnes CO2 per year.

TALISMAN ENERGY 2009 CORPORATE RESPONSIBILITY REPORT

On average 99.5% of frac fluids are comprised of water and sand, injected into deep shale gas formations.	North Sea Energy Efficiency Studies

Talisman’s offshore platforms in the UK and Norway underwent comprehensive energy efficiency studies between 2005 and 2008 to identify opportunities to improve operational efficiency and reduce emissions. Follow-up actions from the studies have contributed to a 30% reduction in CO2 emissions from Talisman’s UK, European Union Emissions Trading Scheme (EU ETS) qualifying sources between 2005 and 2008, and a 10% reduction in CO2 emissions from our Norwegian production facilities.

Edson Cogeneration Gas Plant

Talisman’s Edson Gas Plant cogeneration facility continues to contribute GHG reductions that help the plant surpass the Alberta Government’s regulated 12% reduction target. The Edson Gas Plant generated 37,600 tonnes of carbon credits for the company during the 2008 compliance period and Talisman expects to generate a similar credit surplus for 2009.

Water Management in North America

Fracturing occurs within
the shale deposit deep below
the earth’s surface (typically
5,000-10,000 feet below
ground level) and thousands of
feet below groundwater aquifers
(typically located at depths
of 1,000 feet or less).

As Talisman’s strategy in North America shifts to shale gas development, we are committed to protect and conserve fresh water resources. Talisman recognizes there are stakeholder concerns around hydraulic fracturing and we are listening and responding to these concerns. Talisman’s comprehensive water management strategy focuses on surface and groundwater protection, fresh water conservation, flowback recycling and safe disposal.

Shale gas is held in tight rock, which needs to be hydraulically fractured to release the gas into the wellbore. Shale gas development uses fracturing fluid, or frac fluid, which consists of large quantities of water to hydraulically fracture the shale and release the trapped gas. Frac fluid consists of approximately 99.5% water and sand; the remaining 0.5% is comprised of various additives, which, among other things, eliminates bacteria from the water, adds lubrication and prevents scale deposits that can build up on piping and equipment.

Fresh Water Protection

Talisman has been safely drilling and fracturing natural gas wells for 15 years and has the experience and expertise necessary to protect fresh water. Safe drilling operations is a top priority and we take great care to protect fresh water aquifers. We do not conduct any fracturing activities in fresh water aquifers, and we follow stringent wellbore casing techniques that meet or exceed industry guidelines designed to protect fresh water. Fracturing occurs within the shale deposit deep below the Earth’s surface (approx. 5,000-10,000 feet below ground level) and thousands of feet below fresh water aquifers, which are typically at depths of 1,000 feet or less. To avoid spills and other environmental impacts, Talisman continues to optimize the design of water storage facilities and continuously improve our operating practices.

Fresh Water Conservation and Safe Disposal

Talisman obtains permits and follows all applicable regulations for water withdrawal, use and disposal, including licensed waste water treatment facilities and regulated disposal wells. One of Talisman’s goals is to maximize flowback water recycling to minimize the use of fresh water and the disposal of flowback water. The company has focused on recycling flowback water for reuse in subsequent wells and, in some areas, has successfully recycled up to 95% of flowback water.

TALISMAN ENERGY 2009 CORPORATE RESPONSIBILITY REPORT

COMMUNITY RELATIONS

Talisman’s philosophy is to engage early and often with local stakeholders, in order to build strong relationships.

Talisman employees and
contractors work together
to be a responsible and
welcome neighbour.

“By investigating the notion of
Free, Prior Informed Consent
(FPIC) and its implementation,
Talisman is taking an important
step in developing its community
relations approach.”

Francois Meloche, Extra
Financial Risk Manager, Bâtirente

In our operations in the Amazon jungle of Peru, we are taking steps necessary to preserve the cultural and ecological environment. We recognize the unique nature of the local communities and before operational activity begins, Talisman must have the consent and support of two-thirds majority of each impacted community. In Peru, Talisman works alongside community members to determine how we can best support the community – this has included medical care, education and jobs.

In 2009, Talisman consulted with local communities in Block 101 regarding proposed seismic activity. We held a public hearing and workshops, facilitated by a government representative and environmental consultants, to explain, in the local language/dialect, the proposed work plan, potential impacts and mitigation strategies. The consultation process includes negotiation of compensation for disruption and impact, and runs in parallel with a formal environmental impact assessment study required by the Peruvian government.

Global Policy

In 2009, Talisman reached an agreement with two of its shareholders, Bâtirente and Regroupement pour la responsabilité sociale et l’équité, to conduct research and develop a report, which will define and assess the benefits and costs of adopting a free, prior, informed, consent (FPIC) policy for communities impacted by Talisman’s operations. The report will focus on the concept of FPIC as it pertains to corporations engaging with indigenous communities in the various parts of the world where we operate. The report will also examine current best practices in this area. After reviewing the report, Talisman will develop a global community relations policy to ensure our approach is current and consistent with best practice. The report will be completed in the second quarter of 2010.

Good Neighbour Program

As Talisman has shifted our strategy in North America to shale gas, we have been meeting with numerous community members through open houses to explain shale development and to listen to their concerns and key issues. In response, we have formalized the Good Neighbour Program, an initiative to manage impacts of shale development on local communities, such as increased traffic and road use, dust, noise and littering.

TALISMAN ENERGY 2009 CORPORATE RESPONSIBILITY REPORT

The Good Neighbour Program outlines Talisman’s commitment to proactively address impacts of shale development and sets clear behaviour expectations for Talisman staff and contractors. Commitments of the Good Neighbour Program include selecting traffic routes that mitigate our impact on the community, repairing road damage caused by our operations and ensuring rig and truck traffic is outside of school bus schedules.

Talisman created a toll-free Good Neighbour telephone number, which allows Talisman to better understand and address local stakeholder issues. To date, the Good Neighbour Program has been launched in the Montney and the Marcellus areas.

Talisman was recognized as one of Canada’s most responsible companies by Jantzi Research and Maclean’s magazine and named one of the 50 Best Corporate Citizens by Corporate Knights magazine in 2009.

Sharing Economic Benefits

We believe communities should benefit from the company’s activities, through employment opportunities, local sourcing for supplies and services, and supporting local businesses such as restaurants and hotels. When possible, we also work with local governments and communities to develop educational and training programs to help train and educate local people to work in our industry and benefit from our activities.

Our local economic engagement strategy encourages use of local contractors in our areas of operations whenever possible; it includes local content clauses in contracts with suppliers and a system to track spend with local contractors. In 2010, Talisman is seeking to better understand the economic value generated by our business activities. Through better tracking, we hope to further increase the economic benefits to the communities where we operate.

The Marcellus Shale Gas
Committee commissioned the
Penn State Department of
Energy and Mineral Engineering
to examine the impact of
Marcellus Shale development
in Pennsylvania. The study
forecasts that for every
$1 million invested in Marcellus
Shale development 6.9 jobs
are created. Talisman plans to
invest approximately $1 billion
in Pennsylvania in 2010.

Community Investment

Talisman is committed to investing in the communities where we do business. Our investments are focused on education, health and wellness, the environment, and arts and culture. For example, Talisman has supported local hospitals, nutritional programs, species research, and supported students through scholarships.

Talisman is a strong supporter of the annual United Way of Calgary fundraising campaign to build strong, healthy families and communities in Calgary and the surrounding area. Talisman employees and executives volunteer significant amounts of time and energy throughout the campaign. Talisman and its employees have donated more than $1 million in each of the last four years, a testament to the generosity of Talisman employees given the volatile economic climate in 2009.

In 2010, Talisman provided financial support to the registered charities assisting with the earthquake relief efforts in Haiti. Talisman donated $25,000 to the Canadian Red Cross and matched over $110,000 in donations made by Talisman employees, contractors and consultants.

TALISMAN ENERGY 2009 CORPORATE RESPONSIBILITY REPORT

INTERNATIONAL INITIATIVES

Talisman’s goal is to be recognized by governments, communities, NGOs, regulators, partners and peers as the operator of choice.

Fiscal contributions to host governments

Transparency

Talisman is committed to transparency and strives to build open, honest relationships with our stakeholders. In this regard, Talisman publishes all royalties, taxes and other material payments to all host governments across the company’s global operations. Talisman has been a member of Extractive Industries Transparency Initiative (EITI) since 2005; EITI supports improved governance in resource-rich countries through the publication and verification of company payments and government revenues from oil, gas and mining activities.

When Talisman entered the Kurdistan region of northern Iraq in June 2008, we provided capacity building payments of US$220 million to the Kurdistan Regional Government (KRG) to fund infrastructure and capacity building projects in the Kurdistan region of northern Iraq of which US$200 million has been allocated to the economically distressed Garmian region. An additional US$20 million capacity building payment was made to the KRG in 2009.

To ensure transparency, Talisman and the KRG publicly disclosed these capacity building payments and the KRG established a committee to oversee the allocation of the $200 million in capacity building funds for the Garmian region, where infrastructure needs are great. A Talisman representative attends regular committee meetings and has visited sites to talk to community leaders. To date, potable water, irrigation, school and road construction, as well as affordable housing development projects, have been funded.

United Nations Global Compact

Talisman is a signatory to the UNGC and was a founding member of the UNGC network in Vietnam. The UNGC asks its members to support and enact, within their sphere of influence, a set of core values in the areas of human rights, labour standards, the environment and anti-corruption. Over the past year, Talisman played an active role in promoting UNGC’s corporate social responsibility principles and shared our own tools, approach and guidelines with other members of the network, including businesses and NGOs in Vietnam.

Talisman was asked to be an expert contributor to a guidance document on responsible investment in conflict-affected countries, being developed for investors and companies. The document is slated for release at the 2010 Global Compact Leaders Summit.

Voluntary Principles on Security and Human Rights

Talisman is committed to creating a safe work environment, promoting human rights and advancing best practices.

Talisman is the only Canadian company participating in the Voluntary Principles Plenary Group. Talisman has incorporated the Voluntary Principles on Security and Human Rights into its Policy on Business Conduct and Ethics, Security Policy and Security Policy Guidelines since 2004.

TALISMAN ENERGY 2009 CORPORATE RESPONSIBILITY REPORT

OUR PEOPLE

Talisman is creating a workplace where employees can reach their maximum potential and do their best work everyday.

We attract and retain talented people by providing dynamic career opportunities, learning opportunities and leadership development programs, in addition to competitive compensation and incentives.

VOLUNTARY TURNOVER RATE % (not including retirements)

To support our business objectives, Talisman built a global People Strategy that includes a common vision, processes and systems for all of our operations. The strategy is designed to ensure the right people, with the right skill sets, are in the right place at the right time. This new global People Strategy is being implemented over the next three to five years. In 2009, Talisman focused on performance management and leadership development, to maximize individual and company performance.

NEW GRADUATES HIRED	Attracting Key Talent

As a dynamic international company, we need talented people with skills that can be used around the world. In order to attract and retain talented people, Talisman provides interesting work and progressive training and development programs for its employees.

COOPERATIVE AND SUMMER STUDENTS HIRED

To build Talisman’s workforce and develop the leaders of tomorrow, Talisman employs cooperative education and summer students and has an active campus recruitment program to attract new graduates. In 2010, Talisman aims to attract and retain at least 50% of student hires for permanent positions.

In 2009, we began developing a program designed to increase new employees’ engagement and productivity within their first three months, a key period that influences whether new hires stay beyond their first year. In 2010, Talisman will implement a global orientation program providing new employees with tools to ensure they are engaged early in their Talisman careers.

Diversity is a key consideration in the development of Talisman’s global workforce. Broad skill sets, experiences and diverse points of view are critical to solving problems and to the success of our global operations. Our preference is to hire locally where possible, to gain local insights and knowledge. Respect is one of Talisman’s core values and we strive to build a working environment that is considerate and respectful of individual cultures and beliefs.

As part of an initiative by the Government of Malaysia to hire, develop and promote Malaysian nationals, Talisman Malaysia identified the Middle East as a market for skilled Malaysian oil and gas professionals. Talisman developed a successful campaign in the Middle East to attract qualified Malaysians to return to their home country and work for Talisman.

Supporting a Healthy Workforce

The well-being of our employees is key to success. Starting in 2009, Talisman expanded its Employee and Family Assistance Program (EFAP) in both the services provided and its global reach. By the end of 2010, the program will be extended worldwide to provide resources and support to help manage life’s challenges. In addition to 24-hour confidential counselling, the program provides a wide range of services, including coaching and training, nutrition information, disaster planning, pandemic support and access to financial and legal professionals.

TALISMAN ENERGY 2009 CORPORATE RESPONSIBILITY REPORT

Talisman established a
scholarship program for young
professionals in Vietnam to
complete post graduate studies
in Canada in 2009. Applications
for enrolment are expected
at the University of Alberta
in 2010.

Talisman’s Fitness Subsidy program supports and encourages active lifestyles. The program provides partial reimbursement to employees for activities that promote health and general fitness. In 2009, more than 50% of all employees eligible for the Fitness Subsidy used the program.

Developing Leadership and Performance Culture

Employee and leadership development is a priority of Talisman’s global People Strategy. Over the past year, Talisman improved its development programs to build organizational capability and leadership. Examples include the Leadership Development and Emerging Leadership Development programs offered through Duke University and the University of Calgary. The programs will provide participants the opportunity to work in Talisman’s global operations and build skills and understanding of the business, as well as develop the next generation of leaders at Talisman.

Talisman’s 360-degree feedback program is a review process for executives and senior leaders, where their employees and peers provide feedback. The program helps direct career paths and identifies common leadership strengths and development needs within the company. In 2009, reviews were completed for 100% of senior leaders. In 2010, Talisman will be expanding this program to the next level of leaders.

TALISMAN’S LEADERSHIP MODEL

A key driver of the leadership development is to strengthen Talisman’s performance culture, where employees set and achieve goals that are clearly tied to the company’s business strategy. The first stage of the program, rolled out in December 2009, is an online talent management system to help employees drive their own career development and see a clearer link between their performance and their rewards.

Rewarding Performance

Long-term incentives align employee and shareholder interests and help attract, retain and motivate talent. In 2009, Talisman’s Long-Term Incentive Program (LTIP), shifted one-half of its value from stock options and cash units to performance share units (PSUs). The performance measures of the new LTIP are based on key business drivers for the company and PSUs only vest upon achievement of performance measures. The new PSU-based plan aligns the rewards program to Talisman’s objectives of safe, profitable growth. The plan complements the existing stock option and cash unit plans to create a more diversified program, which maintains the competitiveness of Talisman’s total compensation in terms of total value and pay mix.

TALISMAN ENERGY 2009 CORPORATE RESPONSIBILITY REPORT

CORPORATE INFORMATION

Board of Directors

Charles Williamson[2,3,6]

Chairman, Talisman Energy Inc.

California, United States

Christiane Bergevin[3,4]

Quebec, Canada

Donald Carty[1,5]

Texas, United States

William Dalton[1,3]

Arizona, United States

Kevin Dunne[4,6]

Tortola, British Virgin Islands

John Manzoni[2,4]

Alberta, Canada

Lisa Stewart[5,6]

Texas, United States

Stella Thompson[2,4,5]

Alberta, Canada

Peter Tomsett[4,5]

British Columbia, Canada

John Watson[1,6]

Alberta, Canada

Robert Welty[3,5]

Alberta, Canada

Charles Wilson[1,4,6]

Colorado, United States

Charles Winograd[1,3]

Ontario, Canada

Talisman Energy Inc.

2000, 888 – 3rd Street SW

Calgary, Alberta, Canada T2P 5C5

Telephone: (403) 237-1234

Facsimile: (403) 237-1902

Email: tlm@talisman-energy.com

Executives

John Manzoni

President and Chief Executive Officer

Paul Blakeley

Executive Vice-President

International Operations (East)

Richard Herbert

Executive Vice-President

Exploration

Bob Rooney

Executive Vice-President

Legal and General Counsel

Paul Smith

Executive Vice-President

North American Operations

Scott Thomson

Executive Vice-President

Finance and Chief Financial Officer

Nick Walker

Executive Vice-President

International Operations (West)

1  Member of Audit Committee

2  Member of Executive Committee

3  Member of Governance and Nominating Committee

4  Member of Health, Safety, Environment

    and Corporate Responsibility Committee

5  Member of Human Resources Committee

6  Member of Reserves Committee

TALISMAN ENERGY 2009 CORPORATE RESPONSIBILITY REPORT

FORWARD-LOOKING INFORMATION

This Corporate Responsibility Report contains or incorporates by reference information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, but is not limited to, statements regarding:

•   business strategy, plans, goals and objectives and outcomes;

•   expectations of growth, onstream dates, and exploration in Southeast Asia;

•   expectations of future economic conditions and energy provision;

•   the potential of shale gas;

•   the company’s international exploration strategy and expected discoveries;

•   HSSE/OI and People standards, strategies, goals, implementation, management systems, programs and policies;

•   2010 performance targets, objectives and policies in HSSE/OI, Safety, Environment, Community Relations, and People;

•   safety priorities and goals;

•   expected environmental initiatives;

•   expected fuel gas savings, and CO2 reductions at the Bigstone Waste Heat Recovery Unit;

•   the expected carbon credit surplus at the Edson Cogeneration Gas Plant;

•   expected Pennsylvania job creation and economic impacts; and

•   the expectation that the company’s values will ensure continued success.

The forward-looking information listed above is based on Talisman’s 2010 capital program as announced on January 11, 2010. Talisman set its 2010 capital expenditure plans assuming: (1) Talisman’s production in 2010 will be broadly the same as 2009 at around 425,000 boe/d, excluding any sales in North America during the year; (2) a US$60/bbl WTI oil price for 2010; and (3) a US$3.50/mmbtu NYMEX natural gas price for 2010.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this Corporate Responsibility Report. The material risk factors include, but are not limited to:

•   the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;

•   risks and uncertainties involving geology of oil and gas deposits;

•   uncertainty related to securing sufficient egress and markets to meet shale gas production;

•   the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;

•   the uncertainty of estimates and projections relating to production, costs and expenses;

•   the impact of the economy on the ability of the counterparties to the company’s commodity price derivative contracts to meet their obligations under the contracts;

•   potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•   fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

•   the outcome and effects of any future acquisitions and dispositions;

•   health, safety and environmental risks;

•   uncertainties as to the availability and cost of financing and changes in capital markets;

•   risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

•   changes in general economic and business conditions;

•   the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and

•   results of the company’s risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the company’s operations or financial results or strategy are included in Talisman’s most recent Annual Information Form. In addition, information is available in the company’s other reports on file with Canadian securities regulatory authorities and the SEC.

Forward-looking information is based on the estimates and opinions of the company’s management at the time the information is presented. The company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Talisman makes reference to production volumes throughout this Corporate Responsibility Report. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts. US readers may refer to the table headed “Continuity of Net Proved Reserves” in Talisman’s most recent Annual Information Form for a statement of Talisman’s net production volumes by reporting segment that are comparable to those made by US companies subject to SEC reporting and disclosure requirements.

Natural gas is converted to a barrel of oil equivalent (boe) at the ratio of six thousand cubic feet (mcf) to one barrel of oil (bbl). Oil is converted to natural gas equivalent (mcfe) at the ratio of one bbl to six mcf of natural gas. The boe and mcfe measures may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl and an mcfe conversion ratio of one bbl to six mcfe are based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Unless otherwise indicated, financial information is set out in accordance with Canadian generally accepted accounting principles (GAAP), which may differ from GAAP in the US. See the notes to Talisman’s Annual Consolidated Financial Statements for information concerning significant differences between Canadian and US GAAP.

Included in this Corporate Responsibility Report are references to financial measures used in the oil and gas industry such as cash flow. These terms are not defined by GAAP in either Canada or the US. Consequently, these are referred to as non-GAAP measures. Talisman’s reported results of cash flow may not be comparable to similarly titled measures reported by other companies. Cash flow represents net income before exploration costs, DD&A, future taxes and other non-cash expenses. Cash flow is used by the company to assess operating results between years and between peer companies using different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with Canadian GAAP as an indicator of the company’s performance or liquidity. A reconciliation of cash provided by operating activities to cash flow follows.

Cash Flow
Years ended December 31 ($ millions)	2009	2008
Cash provided by operating activities	3,599	6,154
Changes in non-cash working capital	362	9
Cash flow	3,961	6,163
Cash provided by discontinued operations[1]	(85)	(465)
Cash flow from continuing operations	3,876	5,698

1 Comparatives restated for operations classified as discontinued during 2009.

designed and produced by smith + associates www.smithandassoc.com

Printed on acid-free paper containing 80% post-consumer fibre and processed chlorine free. The inks used are environmentally friendly canola-based inks. Please recycle.

WE WANT TO HEAR FROM YOU

Questions and views on this report and Talisman's corporate responsibility efforts may be directed to the Vice-President of Corporate Affairs at: Talisman Energy Inc., Suite 2000, 888 – 3rd Street SW, Calgary, Alberta, Canada T2P 5C5
Telephone: 403-237-1234 Facsimile: 403-237-1902 Email: tlm@talisman-energy.com

Talisman has produced a separate Annual Report. These reports are available by contacting the company and can also be viewed or downloaded at **www.talisman-energy.com**

Annual and Special Meeting
The annual and special meeting of shareholders of Talisman Energy Inc. will be held at 1:00 pm on Wednesday, May 5, 2010 in the Exhibition Hall, North Building of the TELUS Convention Centre, 136 – 8th Avenue SE, Calgary, Alberta. Shareholders are encouraged to attend the meeting, but those who are unable to do so are requested to participate by voting, using one of the three available methods: (i) telephone, (ii) the Internet, or (iii) signing and returning the Form of Proxy or Voting Instruction Form mailed with the Management Proxy Circular.

TALISMAN ENERGY